BB 3/5 *

13011050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-13975 |

SEC Mail Processing Section RECEIVED MAR 01 2013

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Princor Financial Services Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street

(No. and Street)

Des Moines, Iowa 50392-0200

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy W. Bollin 515-362-1345

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SM 3/5/13

1302-1029237

# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Princor Financial Services Corporation
Years Ended December 31, 2012 and 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Princor Financial Services Corporation
Years Ended December 31, 2012 and 2011
With Report of Independent Registered
Public Accounting Firm

# Oath or Affirmation

I, Tracy W. Bollin, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

NOTARIAL SEAL IOWA
CHANTELLE MORONE
Commission Number 755325
My Commission Expires
October 20, 2014

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Income
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2012 and 2011

## Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying financial statements of Princor Financial Services Corporation, (the Company), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princor Financial Services Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

## Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2013

Princor Financial Services Corporation

Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2012** | **2011** |
| **Assets** | | |
| Cash and cash equivalents | **$ 14,928,751** | $ 15,368,376 |
| Long-term investments, at fair value (amortized cost: 2012 – $0; 2011 – $10,263,855) | – | 9,594,848 |
| Due from: | | |
| Affiliates | **3,236,870** | 2,922,949 |
| Others | **1,751,035** | 1,382,091 |
| Prepaid expenses | **318,585** | 540,033 |
| Net deferred income taxes | **2,040,112** | 4,175,015 |
| Total assets | **$ 22,275,353** | $ 33,983,312 |
| | | |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Commissions payable | **$ 666,789** | $ 566,103 |
| Income taxes payable | **483,782** | 956,961 |
| Accounts payable | **603,969** | 501,927 |
| Due to: | | |
| Principal Life Insurance Company | **2,452,782** | 2,347,188 |
| Other affiliates | **1,187,950** | 950,037 |
| Total liabilities | **5,395,272** | 5,322,216 |
| | | |
| Stockholder's equity: | | |
| Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.) | **400,000** | 400,000 |
| Additional paid-in capital | **9,130,039** | 7,637,229 |
| Retained earnings | **7,350,042** | 20,623,867 |
| Total stockholder's equity | **16,880,081** | 28,661,096 |
| Total liabilities and stockholder's equity | **$ 22,275,353** | $ 33,983,312 |

*See accompanying notes.*

Princor Financial Services Corporation

Statements of Operations

| | Year Ended 2012 | Year Ended 2011 |
|---|---|---|
| Brokerage revenues: | | |
| Commissions: | | |
| Principal Mutual Funds | **$ 15,901,466** | $ 14,334,724 |
| Other mutual funds | **10,331,179** | 10,868,385 |
| General securities | **47,343,385** | 42,913,586 |
| Variable annuities and flexible variable life policies | **6,881,737** | 7,568,011 |
| Distribution and shareholder servicing fees | **22,795,551** | 23,417,364 |
| Retirement plan revenue | **138,381,356** | 129,965,645 |
| Total brokerage revenues | **241,634,674** | 229,067,715 |
| | | |
| Less commission – related expenses: | | |
| Commission to advisors | **32,125,382** | 28,904,278 |
| Commission to brokers | **12,591,536** | 13,414,408 |
| Commission to other broker-dealers | **745,489** | 669,215 |
| Distribution fees | **6,610,516** | 5,994,715 |
| Field personnel allocated expenses | **4,259,023** | 3,523,552 |
| Other distribution expenses | **7,008,521** | 6,623,972 |
| Retirement plan expenses | **138,381,356** | 129,965,645 |
| Total commission – related expenses | **201,721,823** | 189,095,785 |
| Net brokerage revenues | **39,912,851** | 39,971,930 |
| | | |
| Other revenues: | | |
| Interest | **145,672** | 283,446 |
| Net investment gains | **241,446** | 118,098 |
| Total other revenues | **387,118** | 401,544 |
| | | |
| Operating expenses: | | |
| Salaries and benefits | **$ 22,732,022** | $ 20,505,780 |
| General and administrative expenses | **11,106,162** | 10,960,699 |
| Total operating expenses | **33,838,184** | 31,466,479 |
| Income from operations before income taxes | **6,461,785** | 8,906,995 |
| | | |
| Income taxes | **2,657,321** | 3,598,029 |
| Net income | **$ 3,804,464** | $ 5,308,966 |

*See accompanying notes.*

# Princor Financial Services Corporation

## Statements of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2011 | $ 400,000 | $ 6,857,469 | $ 15,368,253 | $ 22,625,722 |
| Net income | – | – | 5,308,966 | 5,308,966 |
| Capital contribution in the form of forgiveness of allocated stock-based compensation expense | – | 779,760 | (53,352) | 726,408 |
| Balance at December 31, 2011 | 400,000 | 7,637,229 | 20,623,867 | 28,661,096 |
| Net income | – | – | **3,804,464** | **3,804,464** |
| Dividend paid to PFSI | – | – | **(17,000,000)** | **(17,000,000)** |
| Capital contribution in the form of forgiveness of allocated stock-based compensation expense | – | **1,492,810** | **(78,289)** | **1,414,521** |
| Balance at December 31, 2012 | **$ 400,000** | **$ 9,130,039** | **$ 7,350,042** | **$ 16,880,081** |

*See accompanying notes.*

# Princor Financial Services Corporation

## Statements of Cash Flows

| | Year Ended 2012 | Year Ended 2011 |
|---|---|---|
| **Operating activities** | | |
| Net income | **$ 3,804,464** | $ 5,308,966 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Reinvested dividends from long-term mutual funds | **(145,714)** | (283,518) |
| Net investment gains | **(241,446)** | (118,098) |
| Allocation of stock-based compensation | **1,492,810** | 779,760 |
| Equity distribution in the form of common stock to employees | **(78,289)** | (53,352) |
| Deferred income taxes | **2,134,903** | 363,657 |
| Changes in operating assets and liabilities: | | |
| Due from others and prepaid expenses | **(147,496)** | 120,787 |
| Due to Principal Life Insurance Company | **105,594** | (298,428) |
| Due to/from mutual funds and other affiliates | **(76,008)** | (24,823) |
| Commissions payable, accounts payable, and income taxes recoverable/payable | **(270,451)** | (204,726) |
| Net cash provided by operating activities | **6,578,367** | 5,590,225 |
| **Investing activities** | | |
| Sale of long-term investments | **9,982,008** | – |
| Net cash from investing activities | **9,982,008** | – |
| **Financing activities** | | |
| Payment of dividend to Principal Financial Services, Inc. | **(17,000,000)** | – |
| Net cash distributed in financing activities | **(17,000,000)** | – |
| Net increase (decrease) in cash and cash equivalents | **(439,625)** | 5,590,225 |
| Cash and cash equivalents beginning of year | **15,368,376** | 9,778,151 |
| Cash and cash equivalents end of year | **$ 14,928,751** | $ 15,368,376 |
| **Supplemental disclosure of cash flow information** | | |
| Net cash paid during the year for income taxes | **$ 782,784** | $ 3,333,887 |

*See accompanying notes.*

Princor Financial Services Corporation

Notes to Financial Statements

December 31, 2012

## 1. Organization and Nature of Business

Princor Financial Services Corporation (the Company) is an introducing broker/dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company engages primarily in the sale of shares of mutual funds, including open-end investment companies (Principal Mutual Funds) organized by Principal Life Insurance Company (PLIC), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by PLIC. Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. (PFG), a Delaware business corporation.

Reclassifications have been made to prior period financial statements to conform to the December 31, 2012 presentation.

## 2. Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance was effective for the Company on January 1, 2012, and did not have a material impact on our consolidated financial statements.

## 3. Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Significant Accounting Policies (continued)

### Investments

All long-term investments held by the Company were disposed of during the year ended December 31, 2012. The Company's long-term investments consisted of investments in various Principal Mutual Funds, which were reported at fair value. Fair values of the mutual funds are determined by reference to published net asset values per share. The resulting change in the difference between cost and fair value is included in net income.

The net unrealized appreciation or depreciation of long-term investments consisted of gross unrealized losses of $669,007 at December 31, 2011. There were no gross unrealized gains at December 31, 2011. Realized gains and losses on sales of investments are determined on the basis of specific identification of securities sold.

### Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

### Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

## 4. Fair Value Measurement

The Company uses fair value measurements to record fair value of cash equivalents and long-term investments.

### Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets include money market mutual funds.

- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Fair values are based on significant unobservable inputs for the asset or liability.

### Determination of Fair Value

The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions about the Company's business, its value or financial position based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. The Company validates prices through an investment analyst review process, which includes validation through direct interaction with external sources, review of recent trade activity or use of internal models.

The following discussion describes the valuation methodologies used for assets and liabilities measured or disclosed at fair value.

**4. Fair Value Measurement (continued)**

**Long Term Investments at Fair Value**

Long term investments at fair value include mutual fund investments, for which the fair value is determined using the net asset value of the fund.

**Cash Equivalents**

Cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2.

Assets measured at fair value on a recurring basis are summarized below. The Company does not have any liabilities measured at fair value.

| | As of December 31, 2011 | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Long term investments at fair value | $ 9,594,848 | $ 9,594,848 | $ – | $ – |
| Cash equivalents | 4,226,136 | 4,226,136 | – | – |
| Total assets | $ 13,820,984 | $ 13,820,984 | $ – | $ – |

**Transfers**

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between any of the levels during the years ended December 31, 2012 and 2011.

**5. Income Taxes**

The Company's taxable income or loss is included in consolidated federal and state income tax returns filed by PFG. PFG has adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company. Taxes paid during 2012 and 2011 were $782,784 and $3,333,887, respectively.

Deferred taxes are provided for the temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income tax liabilities arise primarily from differences in depreciation methods for book and tax purposes. Net deferred income taxes are comprised of deferred income tax assets of $2,168,183 and $4,392,108 and deferred income tax liabilities of $128,071 and $217,093 at December 31, 2012 and 2011, respectively.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

| | December 31 | |
|---|---|---|
| | **2012** | **2011** |
| Deferred income tax assets: | | |
| Benefit and medical plan contributions | **$ –** | $ 2,474,325 |
| Unrealized loss on long-term investments | **268,943** | 268,943 |
| Vacation accrual | **238,940** | 216,512 |
| Bonus accrual | **–** | 2,578 |
| Stock options | **1,298,991** | 1,087,993 |
| Net operating loss | **82,640** | 82,640 |
| Annual incentive plan | **278,669** | 259,117 |
| Total deferred income tax assets | **2,168,183** | 4,392,108 |
| Deferred income tax liabilities: | | |
| Prepaid expense | **(128,071)** | (217,093) |
| Total deferred income tax liabilities | **(128,071)** | (217,093) |
| Net deferred income tax assets | **$ 2,040,112** | $ 4,175,015 |

**5. Income Taxes (continued)**

Income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes due primarily to state income taxes.

Significant components of the provision (benefit) for income taxes are as follows:

| | Year Ended December 31 | |
|---|---|---|
| | **2012** | **2011** |
| Current: | | |
| Federal | **$ 419,375** | $ 2,597,527 |
| State | **103,043** | 636,845 |
| Total current | **522,418** | 3,234,372 |
| Deferred: | | |
| Federal | **1,710,047** | 291,287 |
| State | **424,856** | 72,370 |
| Total deferred | **2,134,903** | 363,657 |
| | **$ 2,657,321** | $ 3,598,029 |

The amount of tax contingencies calculated for the Company as of December 31, 2012 and 2011 is not material to the Company's financial position. Therefore, the total amount of tax contingencies, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in other general expenses. The Company did not recognize interest expense and penalties related to income tax for the years ended December 31, 2012 and 2011.

The Internal Revenue Service (IRS) has completed examination of PFG's consolidated federal income tax returns for years prior to 2004. PFG is contesting certain issues and has filed suit in the Court of Federal Claims, requesting refunds for the years 1995-2003. The issues PFG is contesting have no impact on the Company.

**5. Income Taxes (continued)**

The IRS completed its examinations of tax years 2004 through 2005 and 2006 through 2008 during the second quarter of 2011 resulting in receipt of notices of deficiency dated April 6, 2011 and April 27, 2011, respectively. PFG paid the deficiencies ($62,110,562 for 2004 and 2005 and $46,685,714 for 2006 and 2008, including interest) in 2011. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011 and for 2010 during the first quarter of 2012. PFG expects the IRS to commence audit of its federal income tax return for 2011 during 2013. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

**6. Net Capital Requirements**

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (the clearing broker-dealer). The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had defined net capital of $10,578,287, which was $10,218,602 in excess of its required net capital of $359,685. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

The Company has a special bank account, with a balance of $42,116 and $25,960 at December 31, 2012 and 2011, respectively, as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers."

## 7. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from PLIC and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by Principal Life.
- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2012 and 2011, were $27,139,964 and $25,947,836, respectively.

PFG has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $1,492,810 and $779,760 to the Company for the years ended December 31, 2012 and 2011, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

## 8. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

**8. Contingencies (continued)**

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission, FINRA and other regulatory bodies regularly make inquires and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

# Supplementary Information

## Princor Financial Services Corporation

## Computation of Net Capital – Pursuant to Rule 15(c)3-1

December 31, 2012

### Computation of Net Capital

| | | |
|---|---|---|
| Total stockholder's equity | | $ 16,880,081 |
| | | |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivables from non customers | $ 5,651,586 | |
| Other assets | 637,369 | |
| Other deductions | 7,500 | |
| Total deductions and/or charges | | (6,296,455) |
| Net capital before haircuts on securities positions | | 10,583,626 |
| | | |
| Haircuts on securities positions | | (5,339) |
| | | |
| Net capital | | $ 10,578,287 |
| | | |
| Computation of alternative net capital requirement: | | |
| Net capital requirement (minimum) | | $ 359,685 |
| Aggregate indebtedness | | $ 5,395,272 |
| Excess net capital | | $ 10,218,602 |

Princor Financial Services Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2012

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

| | |
|---|---|
| If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only) | |
| A. (k)(1) – Limited business (mutual funds and/or variable annuities only) | ______ |
| B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained | ______ |
| C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation | X |
| D. (k)(3) – Exempted by order of the Commission | ______ |

Princor Financial Services Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2012

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 part IIA filing submitted to FINRA.

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